

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 15, 2021

Yossi Carmil
Chief Executive Officer
Cellebrite DI Ltd.
94 Shlomo Shmelzer Road
Petah Tikva 4970602, Israel

   Re: Cellebrite DI Ltd.
    Amendment No. 1 to Registration Statement on Form F-4
    Filed June 29, 2021
    File No. 333-256177

Dear Mr. Carmil:

  We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 14, 2021 letter.

Amendment No.1 to Form F-4 Filed June 29, 2021

Questions and Answers About the Proposals
Q: What Will TWC Shareholders Receive in Connection with the Business Combination?, page 9

1. We note your added disclosure in response to prior comment 2; however, it is not clear how the formula calculation for the Per Share Cash Consideration and Per Share Equity Consideration results in the figures in the table. For example while the cash to be received by pubic shareholders appears to range from $0 to the Per Share Cash Consideration, the table presents only a single scenario where public shareholders receive cash greater than $0. Please advise.

<u>Unaudited Historical Comparative and Pro Forma Combined Per Share Data of TWC and Cellebrite, page 32</u>

2.   Please clarify your calculations of "Weighted average shares outstanding-diluted" and "Weighted average shares outstanding-basic and diluted" under the "Assuming No Redemptions" and "Assuming Maximum Redemptions" scenarios for the three months ended March 31, 2021. Clarify what these captions represent and how they are calculated. In this regard, it does not appear that these captions agree to the same presentation on page 214.

<u>Risk Factors</u>
<u>We may not enter into relationships with potential customers..., page 47</u>

3.   Please revise this risk factor to describe the safeguards you have in place to prevent the sale of your products to customers who may use them in a manner that is inconsistent with your organizational mission or values. Provide a summary of past abuses of your products of which you are aware and discuss any changes made to your safeguards in light of those incidents. Clarify the steps you have taken to ensure that customers with whom you have severed ties do not continue to use your products, as well as steps you have taken to compensate or otherwise assist individuals who may have been harmed through the inappropriate use of your technology.

<u>We occasionally have limited access to third party data..., page 47</u>

4.   We note public reports that there have been past vulnerabilities in Cellebrite's software that have allowed malicious access to customer data. If true, please revise this risk factor to summarize the material facts of such intrusion(s).

<u>U.S. Federal Income Tax Considerations of the Merger, page 127</u>

5.   We note your response to prior comment 11; however, if your "intention" that the merger qualify as a "reorganization" under Section 368(a) of the Tax Code is too uncertain to be supported by a tax opinion, you should remove this representation as it could be confusing to shareholders.

<u>Unaudited Pro Forma Condensed Combined Financial Information</u>
<u>Description of Transaction, page 210</u>

6.   In your response to prior comment 24 you state that the Forward Purchase Agreement was terminated in April 2021 prior to the signing of the business combination agreement. However, your disclosures on page 245, F-19, F-22, F-40 and F-43 do not indicate that this agreement has been terminated. Please revise your disclosures accordingly, or please further clarify the details of any outstanding forward commitments, including any shares that are contractually committed to be purchased, and explain why these shares are not included in your pro forma financial information.

Celebrite DI Ltd. Financial Statements - December 31, 2021
Notes to Consolidated Financial Statements
Note 2 - Summary of Significant Accounting Policies
J. Revenue Recognition, page F-55

7.   We note your response to prior comment 30. Please describe in further detail the specific features and functionality that your updates and upgrades provide. Clarify if any involve updates to the software's source code, or other updates required as a result of changes in, or additions to, digital sources accessed by your software, including updates made by third parties to their operating systems or their security software. Tell us how you considered the critical nature of any such updates in allowing customers to continue to derive the intended benefit of the software.

8.   Your disclosure on page 35 states that if you are unable to update your software quickly enough to keep up with the evolving security and encryption strategies in the industry, the value of your solutions may decrease and your software may be vulnerable to malicious attacks. Clarify if any of your updates or upgrades address these security and encryption risks and, if so, how you considered whether they are critical to allowing customers to derive the intended benefit of the software.

Note 13 Net loss per share, page F-71

9.   We note your response to prior comment 35. Please revise your disclosure to include a reconciliation of the numerators and the denominators of your basic and diluted per-share computation, including the effect that has been given to preferred dividends in arriving at income available to common stockholders. Refer to ASC 260-10-50-1. This comment also applies to your financial statement disclosures for the three months ended March 31, 2021.

Celebrite DI Ltd. Financial Statements - March 31, 2021
Condensed Consolidated Interim Statement of Redeemable Convertible Preferred Shares and Shareholders Equity , page F-83

10.   It appears that during the three months ended March 31, 2021, 941,515 options were exercised with a total impact on stockholders equity of less than $1,000. However, your disclosure on page F-90 appears to indicate that 805,363 options were exercised with a weighted average exercise price of $2.752. Please reconcile these disclosures and clarify the proceeds received upon exercise of these options and how they are reflected in your financial statements.

        You may contact Laura Veator, Senior Staff Accountant, at (202) 551-3716 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Technology